REDCORP

NEWS RELEASE

April 6, 2006 News Release 06-04

REDCORP COMPLETES PRIVATE PLACEMENT OF $5,818,500

REDCORP VENTURES LTD. (RDV-TSX) (the "**Company**") is pleased to announce that it has closed the previously announced brokered private placement with Octagon Capital Corporation (the "Agent") of 16,350,000 shares comprised of 7,050,000 flow-through common shares at a price of $0.39 per share and 9,300,000 non-flow-through common shares at a price of $0.33 per share for aggregate gross proceeds of $5,818,500.

The Company will expend 100% of the gross proceeds from the sale of the flow-through common shares on qualifying activities at the Tulsequah project. The net proceeds from the sale of non-flow-through common shares will also be used for further exploration of Tulsequah and general working capital. The Company intends to carry out a large drilling program in 2006 at the Tulsequah project of up to 20,000m, primarily directed at locating and defining additional mineral resources.

In consideration for its services, the Agent received a cash commission of $349,110 which is equal to 6.0% of the total gross proceeds raised under the private placement. In addition, the Agent received compensation warrants exercisable for the purchase of up to 1,308,000 non-flow through common shares of the Company at an exercise price of $0.37 per share until April 5, 2008.

All securities under the private placement are subject to a four month statutory hold period expiring August 6, 2006.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Terence Chandler, P.Geo. and Michael Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project.



REDCORP VENTURES LTD.
Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
T: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

REDCORP

FILE No. 82-1824

NEWS RELEASE

April 12, 2006

News Release 06-05

TULSEQUAH PROJECT EXPLORATION PROGRAM COMMENCING

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redfern Resources Ltd. (together, the "Company") are pleased to announce the commencement of exploration at the Tulsequah project in 2006. The Tulsequah Chief deposit is a polymetallic massive sulphide deposit located in northwestern British Columbia, south of the community of Atlin. A resource calculation compliant with NI 43-101 was announced on February 28, 2005 as shown below:

Resource Classification *	Tonnes	Cu %	Pb %	Zn %	Au g/tonne	Ag g/tonne
Measured Mineral Resources **	360,000	1.73	1.73	9.78	2.26	104.0
Indicated Mineral Resources	5,020,000	1.38	1.29	6.51	2.76	100.5
Total M+I Mineral Resources	5,380,000	1.41	1.32	6.73	2.73	100.8
Inferred Mineral Resources	1,540,000	1.13	1.07	5.44	2.23	85.1

* The resource has been estimated based on a Net Smelter Return (NSR)cut-off of CAD$10 per tonne. The NSR formula incorporated economic and metallurgical information from the 1997 preliminary Feasibility Study and metal prices (in $US) of $1.40/lb copper, $0.40/lb lead, $0.57/lb zinc, $420/oz gold, $6/oz silver and $.80 US exchange rate.

** The measured mineral resources include 260,000 tonnes calculated from remaining material after cessation of mining in 1957. The remaining mineral resources are solely calculated from drill hole data.

The Tulsequah project previously received its environmental assessment certification from the province of BC in 2002 and also received its screening-level certification under the Canadian Environmental Assessment Act in July 2005. Redfern has also received a Special Use Permit for the proposed access road to the site, subject to finalization of detailed engineering and construction plans.

A crew has been mobilized to the site to open up the exploration camp and begin preparations for start-up of drilling. Redfern is currently finalizing a contract with Hy-Tech Drilling of Smithers BC to mobilize two drills to the site to complete approximately 20,000 meters of drilling in 2006. The initial drill phase will commence underground at the Tulsequah mine site after April 24 to complete 6 holes in the upper levels of the Tulsequah deposit. This rig and a second rig will commence surface drilling in May at a number of priority exploration targets on the Tulsequah property, including the past producing Big Bull Mine deposit where a total of 13,500 meters of drilling has been allocated.

The Big Bull mine was shut down in 1957 with a small historic reserve. Mining was undertaken to a depth of 110m below surface with total production of 360,073 tonnes grading 1.2% copper, 1.9% lead, 7.3% zinc, 5.14 g/tonne gold and 154.29 g/tonne silver. Wide-spaced drilling at Big Bull by Redfern in 1993 and 1994 identified extensions to the mineralization but no new mineral resource estimates were completed at that time. Previously reported significant intersections obtained in the 1993/94 programs are presented in the table below. The 2006 program is designed to confirm and expand the mineralized extensions of the Big Bull Mine deposit and allow for completion of a new mineral resource estimate compliant with NI 43-101.

Assays and analyses for the previously reported drilling were completed at Acme Labs Ltd. in Vancouver, utilizing industry-standard assay techniques. Samples were collected by Redfern personnel under the direction of Robert Carmichael, P.Eng.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

Table of Significant Big Bull deposit Intersections – 1993/1994 Exploration

Previously Reported Hole #			Drilled Width (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
BB93001	56.7	68.5	11.8	NA	4.32	125.5	0.70	2.86	1.45
and	107.7	114.2	6.5	5.0	3.67	68.6	0.27	3.89	1.33
BB93002	166.2	171.0	4.8	3.9	3.46	200.2	1.08	4.49	0.39
BB93005	180.6	184.6	4.0	2.9	6.38	169.7	0.44	5.05	2.92
BB93006	181.8	184.5	2.7	2.2	14.23	812.9	0.66	4.79	2.28
BB93008	318.1	322.4	4.3	4.0	3.02	123.1	0.26	3.54	1.87
BB94017	232.0	238.0	6.0	5.0	1.95	448.1	0.89	6.58	3.24
BB94019	212.2	215.8	3.6	3.2	2.54	254.1	0.28	11.33	4.04
BB94020	223.5	226.6	3.1	2.8	8.61	341.5	0.51	9.50	4.46

In addition to the drilling program, Redfern has commenced discussions to select engineering consultants to lead a feasibility study for the project, to be completed during 2006. Further information on the feasibility study plans will be announced as soon as they are finalized.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.



"Terence Chandler"

Terence Chandler
President

Terence Chandler, P.Geo. and Michael Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775